ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 16, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 178 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on December 4, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Disciplined Global Equity Fund (the “Disciplined Global Equity Fund”), a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on January 20, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a 485(b) filing on February 17, 2016 containing its prospectus and SAI that will become automatically effective on or about February 18, 2016.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

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Prospectus Comments

2.	We note that you made a 485(a) filing for the State Street Disciplined U.S. Equity Fund and the State Street Disciplined International Equity Fund on November 20, 2015 and that we provided comments on the registration statements for those funds on January 7, 2016. Given the similarity of those funds to the Disciplined Global Equity Fund, please consider whether the January 7, 2016 comments apply to similar disclosure appearing in the Registration Statement.

Response: The comments related to the earlier filing that the Fund determined to be relevant, and the Fund’s responses, are listed below.

3.	Please provide a copy of the fee table including numbers in advance of the effective date of this Registration Statement.

Response: An updated fee table for the Fund is included below:

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C	Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of sale proceeds or original offering price)	None	[1]	1.00%[2]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)3

	Class A	Class C	Class I	Class K
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses[3]	1.46%	1.46%	1.46%	1.26%
Total Annual Fund Operating Expenses	2.46%	3.21%	2.21%	2.01%
Fee Waivers and/or Expense Reimbursements[4]	-1.26%	-1.26%	-1.26%	-1.26%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	1.95%	0.95%	0.75%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	There is no CDSC on Class C shares redeemed more than one year after purchase. A 1% CDSC may be assessed on redemptions of Class C Shares during the first year only.
[3]	Other Expenses are based on estimates for the current fiscal year.
[4]

The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2017 to waive its management fee and/or to reimburse the Fund for expenses to the extent that total expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees, and distribution,

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shareholder servicing, and sub-transfer agency fees) exceed 0.75% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2017 except with the approval of the Fund’s Board of Trustees.

4.	Please consider revising the disclosure under “Additional Information About Investment Objectives – Principal Strategies and Risks of Investing in the Fund and Portfolio” to state that the Fund will provide 60 days’ notice to shareholders if the Fund’s investment objective is changed.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

5.	Please supplementally confirm that investments in underlying funds do not rise to a level that would require an “Acquired Fund Fees and Expenses” row in the fee table.

Response: The Fund confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more underlying funds are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund, and therefore the Fund does not intend to include a row in the fee table titled “Acquired Fund Fees and Expenses.”

6.	Please confirm that the fee waiver described in the footnote to the Fund’s fee and expense table will be effective for at least one year from the effective date of the Registration Statement. Please also confirm that the Example reflects the impact of the fee waiver only for the contractual duration of the waiver and that the fee waiver is not reflected in the other periods in the Example.

Response: The Fund confirms that the expense cap arrangement will remain in effect for at least one year following the effective date of the Registration Statement. The Fund also confirms that the Example reflects the impact of the expense cap only for the contractual duration of the cap.

7.	On page 5 of the Prospectus, please revise the disclosure to briefly describe the specific criteria the Fund will use to determine to which country an investment is economically tied.

Response: The Fund has revised its disclosure as follows:

The Fund will generally invest at least 40% of its assets in securities of issuers economically tied to countries other than the United States and will generally hold securities of issuers economically tied to at least three countries, including the United States. The Fund will generally consider an investment in an issuer to be tied to a

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particular country if (i) the issuer is organized in such country or maintains a principal place of business in such country; (ii) the issuer’s securities are traded principally in such country; or (iii) during the issuer’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.

8.	We note that page 5 of the Prospectus states that “The Fund reserves the right to enter into foreign currency futures, forward contracts, and options to hedge currency risk, although the Adviser does not currently anticipate that such transactions will play any significant role of the investment process.” Please consider relocating this statement, as it appears inappropriate for Form N-1A Item 4 disclosure.

Response: The Fund has reviewed its disclosure and has decided not to make any changes. The Fund believes it is helpful for shareholders to see summary prospectus disclosure explaining that the Fund may determine to hedge some currency risk, but that it does not currently plan to do so in a significant way.

9.	We note that the Fund’s disclosure includes a discussion of “Geographic Focus Risk” on page 7 of the Prospectus that suggests the Fund will focus its investments on certain countries and regions. If the Fund expects to focus its investments in certain countries and regions, please name them and revise the investment strategy accordingly. If not, please explain why this risk is included.

Response: Because the Fund is actively managed, it is not possible to determine whether, where or on what time frame, if any, the Fund will focus its investments in a particular country or geographic region and, therefore, the Registrant believes the inclusion of the risk is appropriate and informative to investors.

10.	We note that the Fund is characterized as “disciplined.” On page 11 you state that “[t]he Adviser also implements risk constraints at the overall portfolio level focusing on such factors as industry and sector exposures, market capitalization exposure, and geographic exposures.” Please discuss how the Adviser implements risk constraints. If risk constraints are a material part of the Fund’s investment strategy, please discuss such constraints in greater detail, including quantitative detail, and explain the relationship between such constraints and the Adviser’s investment process for evaluating securities.

Response: The Fund has revised its disclosure as follows:

The Adviser also implements risk constraints at the overall portfolio level by periodic testing of the portfolio’s composition against proprietary risk models, focusing on such factors as industry and sector exposures, portfolio diversification levels, market capitalization exposure and geographic exposures.

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11.	We note that the “Principal Investment Strategies” section on page 11 of the Prospectus states that “the Adviser expects that the portfolio will be subject to a relatively low level of absolute risk (as defined by statistical measures of volatility, such as standard deviation of returns) and should exhibit relatively low volatility compared with the Index over the long term.” We are concerned that investors may misread this statement to suggest that the Fund is safe or provides a low level of risk. Please revise the disclosure to avoid giving this impression. In addition, if the statement is being made relative to the Index, please make this clearer and explain why the comparison is appropriate. We note that disclosure stating that a fund has lower volatility than a high volatility index may cause investors to misunderstand the overall volatility that such fund would experience.

Response: The Fund seeks to achieve returns with low volatility on both absolute terms and relative terms. The Fund has added italicized language saying that the Fund may experience volatility notwithstanding the Fund’s efforts to have low volatility and clarified its disclosure as follows:

SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”) seeks to select a portfolio of securities that it expects over the long term to exhibit ~~relatively~~ low volatility both in absolute terms and in comparison with the MSCI World Index (the “Index”) and provide competitive returns as compared with the ~~MSCI World~~ Index ~~(the “Index”)~~.

. . .

the Adviser expects that the portfolio will be subject to a relatively low level of absolute risk (as defined by statistical measures of volatility, such as standard deviation of returns) and that the portfolio should exhibit relatively low volatility compared with the Index over the long term.

. . .

~~There can be no assurance that the Fund will in fact achieve any targeted level of volatility or experience lower volatility than the Index, nor can there be any assurance that the Fund will produce returns in excess of the Index.~~

Although the Fund targets a low level of volatility in absolute terms and in comparison to the Index, there is no assurance that the Fund will achieve its target volatility, and the Fund may be subject to significant changes in value over short or longer timeframes. There also can be no assurance that the Fund will produce returns in excess of the Index.

February 16, 2016

12.	We note that the “Principal Investment Strategies” section of the Prospectus includes a reference to investments in derivatives, such as futures contracts and total return swaps. If investing in derivatives is part of the Fund’s principal investment strategy, please provide appropriate strategy and risk disclosure addressing the types of derivatives the Fund expects to use and how the Fund expects to use them. Please confirm that the disclosure on derivatives-related practices will consider Commission and Staff guidance, as applicable.

Response: The Fund believes its disclosure regarding derivatives is appropriate in light of the manner in which the Fund expects to use such instruments. The Fund intends to consider all Commission and Staff guidance regarding disclosure of derivatives-related practices as Fund determines is applicable or appropriate.

13.	We note that on page 21 of the Prospectus you state that “[t]he Fund seeks to achieve its investment objective by investing substantially all of its investable assets in the Portfolio, a separate mutual fund, that has substantially similar investment policies, strategies and risks as the Fund. Descriptions of the investment activities of the Fund also generally describe the expected investment activities of the corresponding Portfolio.” We note that in prior filings for funds organized in a master/feeder structure, you have used the phrase “substantially identical.” Please revise “substantially similar” to “substantially identical,” or explain why the revision is not warranted. Please also revise this statement to include a reference to similarities in “investment objective” in addition to “investment policies, strategies and risks.”

Response: The Fund has revised its disclosure as follows:

The Fund seeks to achieve its investment objective by investing substantially all of its investable assets in the Portfolio, a separate mutual fund, that has substantially ~~similar~~identical investment policies, strategies and risks and a substantially identical investment objective as the Fund. Descriptions of the investment activities of the Fund also generally describe the expected investment activities of the ~~corresponding~~ Portfolio

14.	In response to SEC Staff comment number 7 of your letter dated December 4, 2015, you cite GE Funds, SEC No-Action Letter (Feb. 7, 1997) (“GE Funds”) as the basis for showing the performance of accounts managed by State Street Global Advisors and SSGA Funds Management, Inc. in the Prospectus. We note that GE Funds relates to advertisements and supplemental sales literature, not prospectus disclosure. Please revise your response accordingly.

February 16, 2016

Response: The Fund observes that the Staff reply letter in GE Funds cites to the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996) favorably and says that “GEIM intends to include in the Trust’s prospectus information regarding the performance of the Institutional Accounts that are advised by GEIM or GEIC and have investment objective and policies that are substantially similar to those of a corresponding Fund.” The Staff reply letter in GE Funds also recites that the prospectus will contain specific and prominent disclosures related to the performance data and that advertisements or supplemental sales literature will present related account performance information “exactly as the information appears in the Trust’s prospectus.” The Fund understands GE Funds to have done away with the distinction between prospectus disclosure on the one hand and advertisements and supplemental sales literature on the other hand when it comes to using related account performance in fund documents.

15.	Please revise the disclosure related to securities lending on page 20 of the Prospectus to disclose the amount of collateral the Fund will receive when engaging in these practices.

Response: The Fund has revised its disclosure as follows:

The Fund may lend portfolio securities with a value of up to 25%~~33 1/3%~~ of its total assets. For these purposes, total assets shall include the value of all assets received as collateral for the loan. Such loans may be terminated at any time, and the Fund will receive cash or other obligations as collateral. Any such loans must be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund. In a loan transaction, as compensation for lending its securities, the Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash.

16.	On page 38 of the Prospectus under the heading “Tax Considerations” please revise the disclosure to soften the statement that “Investors . . . should consult the Statement of Additional Information tax section for additional disclosure.”

Response: The Fund has revised its disclosure as follows:

Investors . . . ~~should~~ may wish to consult the Statement of Additional Information tax section for additional disclosure.

17.

We note that page 41 of the Prospectus states that “deposits in the mail or with [the U.S. Postal Service or other independent delivery services] or receipt at the Fund’s post office box, or purchase or redemption requests, do not constitute receipt by the Fund or Transfer Agent.” We note that in the past you have explained that you do not believe that receipt at

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the Fund’s post office box constitutes receipt by the Fund. Given the Fund’s ability to access and control the timing of its access to its post office box, it is unclear how you reached this conclusion. Please supplementally explain.

Response: The Fund is not in a position to accept or begin processing orders until they are received at the Fund’s facilities. As a result, although the Fund makes reasonable efforts to retrieve materials from its post office box on a timely basis, the Fund believes its disclosure is appropriate.

Statement of Additional Information Comments

18.	With respect to the Fund’s fundamental investment restriction regarding concentration, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries. Please also clarify the meaning of the clause “except as is consistent with applicable law from time to time” as used in fundamental investment restriction number 6 on page 23 of the SAI.

Response: The Fund declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a proxy campaign and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as the Fund’s and that the Fund benefits from utilizing the same investment policy as other funds in the fund complex. The Fund understands the meaning of the clause “except as is consistent with applicable law from time to time” to clarify that the 25% threshold referenced in its fundamental investment restriction number 6 would not prevent the Fund from investing 25% or more of its assets in an industry in the event that applicable law permits the Fund to invest in the industry at the 25% or more level.

19.	Please briefly describe the methods of allocation of advisory fees for each share class.

Response: The Fund allocates advisory fees among share classes pro rata, based on the average daily net asset value of each share class.

Other Information Comments

20.	Please have the Master Fund sign the Registration Statement, as the separate trust of which the Master Fund is a series is deemed to be a co-issuer under Rule 140 of the Securities Act of 1933.

Response: The Fund has been informed by the Master Fund that the Master Fund intends to sign the Registration Statement. In doing so, neither the Fund nor the Master Fund takes any legal position on whether it agrees with the Staff’s assertion that the Master Fund is a co-issuer under Rule 140.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann